Exhibit 99.1

FOR RELEASE

Unitil Reports Year-End Earnings

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Hampton, N.H., february 10, 2025 -- Unitil Corporation (NYSE: UTL) (unitil.com) today announced GAAP Net Income of $47.1 million, or $2.93 in Earnings Per Share (EPS), for the year ended December 31, 2024, an increase of $1.9 million in Net Income, or $0.11 in EPS, compared to 2023. The Company’s Adjusted Net Income (a non-GAAP financial measure1) was $47.8 million, or $2.97 in EPS for the year ended December 31, 2024, an increase of $2.6 million, or $0.15 in EPS, compared to 2023. Adjusted Net Income (a non-GAAP financial measure1) excludes costs associated with the Company’s acquisition of Bangor Natural Gas Company. The Company’s earnings in 2024 reflect higher rates and continued customer growth.

“I’m pleased to report another year of outstanding performance for our Company, including record financial results, exceptional customer service, and advancement of our strategic priorities. We delivered constructive regulatory outcomes that will benefit both customers and the Company, and maintained our focus on safety, reliability, and operating efficiency”, said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “As we begin 2025, I am pleased that we have completed our acquisition of Bangor Natural Gas, and look forward to providing our new customers with the high level of service they expect of us.”

Electric GAAP Gross Margin was $78.0 million in 2024, a decrease of $0.1 million compared to 2023. The decrease was driven by higher depreciation and amortization expense of $3.3 million, largely offset by higher rates and continued customer growth of $3.2 million.

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $107.3 million in 2024, an increase of $3.2 million compared with 2023. The increase was driven by higher rates and continued customer growth.

1 The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. A discussion of the changes in the most comparable GAAP financial measures for the periods presented is included in the main body of this press release.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Gas GAAP Gross Margin was $120.1 million in 2024, an increase of $6.0 million compared to 2023. The increase was driven by higher rates and continued customer growth of $12.4 million, partially offset by higher depreciation and amortization of $6.4 million.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $166.9 million in 2024, an increase of $12.4 million compared to 2023. The increase was driven by higher rates and continued customer growth.

Operation and Maintenance (O&M) expenses increased $2.0 million in 2024 compared to 2023, reflecting higher labor costs of $2.5 million, partially offset by lower utility operating costs of $0.5 million.

Depreciation and Amortization expense increased $8.7 million in 2024 compared to 2023, reflecting higher depreciation rates from recent base rate cases, additional depreciation associated with higher levels of utility plant in service and higher amortization of rate case and other deferred costs.

Taxes Other Than Income Taxes increased $1.4 million in 2024 compared to 2023, reflecting higher local property taxes on higher utility plant in service and higher payroll taxes.

Interest Expense, Net increased $0.6 million in 2024 compared to 2023 primarily reflecting higher interest on higher levels of long-term debt and higher interest on short-term borrowings, partially offset by higher interest income on regulatory assets and other.

Other Expense (Income), Net increased $0.2 million in 2024 compared to 2023, reflecting higher retirement benefit costs.

Federal and State Income Taxes increased $0.8 million in 2024 compared to 2023, reflecting higher pre-tax earnings in 2024.

In 2024, Unitil’s annual common dividend was $1.70 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock. At its January 2025 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.45 per share, an increase of $0.025 per share on a quarterly basis, resulting in an increase in the effective annualized dividend rate to $1.80 per share from $1.70 per share.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2024 results on Tuesday, February 11, 2025, at 10:00 a.m. Eastern Time. This call is being webcast and an archive of the webcast will be available for one year at investors.unitil.com. Financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 109,400 electric customers and, including the Company’s recent acquisition of Bangor Natural Gas Company, 97,600 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil's filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Christopher Goulding – Investor Relations Phone: 603-773-6466	Alec O’Meara – External Affairs Phone: 603-773-6404

Email: goulding@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company's earnings discussion includes Adjusted Net Income, a non-GAAP financial measure referencing our 2024 GAAP Net Income less certain transaction costs related to the Company's acquisition of Bangor Natural Gas Company (Bangor), which it disclosed previously in 2024. The Company's management believes that the transaction costs related to the acquisition of Bangor, which are included in Operation and Maintenance expense on the Consolidated Statements of Earnings, are not indicative of the Company's ongoing costs and not directly related to the ongoing operations of the business and therefore not an indicator of baseline operating performance.

In the following tables the Company has reconciled Adjusted Net Income to GAAP Net Income, which we believe to be the most comparable GAAP financial measure.

(Millions, except per share data)
	Twelve Months Ended December 31, 2024
	Amount	Per Share
GAAP Net Income	$47.1	$2.93
Transaction Costs	0.7	0.04
Adjusted Net Income	$47.8	$2.97

	Twelve Months Ended December 31, 2023
	Amount	Per Share
GAAP Net Income	$45.2	$2.82
Transaction Costs	—	—
Adjusted Net Income	$45.2	$2.82

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Twelve Months Ended December 31, 2024 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$248.3	$246.5	$—	$494.8
Less: Cost of Sales	(141.0)	(79.6)	—	(220.6)
Less: Depreciation and Amortization	(29.3)	(46.8)	—	(76.1)
GAAP Gross Margin	78.0	120.1	—	198.1
Depreciation and Amortization	29.3	46.8	—	76.1
Adjusted Gross Margin	$107.3	$166.9	$—	$274.2

Twelve Months Ended December 31, 2023 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$306.5	$250.6	$—	$557.1
Less: Cost of Sales	(202.4)	(96.1)	—	(298.5)
Less: Depreciation and Amortization	(26.0)	(40.4)	(1.0)	(67.4)
GAAP Gross Margin	78.1	114.1	(1.0)	191.2
Depreciation and Amortization	26.0	40.4	1.0	67.4
Adjusted Gross Margin	$104.1	$154.5	$—	$258.6

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2024 and 2023 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data

(Millions, except Per Share data) (Unaudited)

	Twelve Months Ended December 31,
	2024	2023	Change

Electric kWh Sales:
Residential	659.7	649.3	1.6%
Commercial/Industrial	924.6	914.2	1.1%
Total Electric kWh Sales	1,584.3	1,563.5	1.3%

Gas Therm Sales:
Residential	42.3	42.9	(1.4%)
Commercial/Industrial	177.7	178.6	(0.5%)
Total Gas Therm Sales	220.0	221.5	(0.7%)

Electric Revenues	$248.3	$306.5	$(58.2)
Cost of Electric Sales	141.0	202.4	(61.4)
Electric Adjusted Gross Margin (a non-GAAP financial measure1):	107.3	104.1	3.2

Gas Revenues	246.5	250.6	(4.1)
Cost of Gas Sales	79.6	96.1	(16.5)
Gas Adjusted Gross Margin (a non-GAAP financial measure1):	166.9	154.5	12.4

Total Adjusted Gross Margin: (a non-GAAP financial measure1):	274.2	258.6	15.6

Operation & Maintenance Expenses	77.6	75.6	2.0

Depreciation & Amortization	76.1	67.4	8.7

Taxes Other Than Income Taxes	29.9	28.5	1.4

Other Expense (Income), Net	0.2	—	0.2

Interest Expense, Net	29.3	28.7	0.6
Income Before Income Taxes	61.1	58.4	2.7

Provision for Income Taxes	14.0	13.2	0.8
Net Income	$47.1	$45.2	$1.9

Earnings Per Share	$2.93	$2.82	$0.11

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com